February 7, 2020

Brian Markison
Chief Executive Officer
Osmotica Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

       Re: Osmotica Pharmaceuticals plc
           Registration Statement on Form S-3
           Filed January 31, 2020
           File No. 333-236193

Dear Mr. Markison:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Craig Marcus, Esq.